SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended March, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

March 21, 2013

ROSNEFT AND BP COMPLETE TNK-BP SALE AND PURCHASE TRANSACTION

Key points:

• Rosneft and BP today completed a number of transactions, in line with the terms announced in October 2012. As a result of the transactions:

o BP receives net $12.48billion in cash, including a TNK-BP dividend of $0.71billion, and 18.5 per cent Rosneft shares;

o Rosneft becomes holder of BP's 50 per cent interest in TNK-BP in exchange for $16.65billion in cash and 12.84 per cent of Rosneft shares;

o OFSC ROSNEFTEGAZ sells 5.66 per cent in Rosneft to BP in return for $4.87billion in cash;

• Robert Dudley joined the steering committee on TNK-BP integration chaired by Igor Sechin and has been nominated to the Rosneft Board of Directors.

In October 2012 BP and Rosneft announced agreement in principle for the sale and purchase of BP's 50 per cent interest in TNK-BP for $17.12 billion in cash and 12.84 per cent of Rosneft shares.

Following adjustments in accordance with the terms of the agreement excluding a $0.71 billion dividend received by BP in December 2012 from TNK-BP, Rosneft has today paid BP a final amount of $16.65 billion.

BP has used $4.87 billion of the cash consideration to acquire 5.66 per cent of Rosneft shares from ROSNEFTEGAZ. This amount includes the adjustment from the offer date to completion according to the terms of the purchase agreement.

As a result of these transactions BP has received $12.48 billion net in cash (including the $0.71 billion dividend received in December 2012) and, together with its existing 1.25 per cent shareholding in the company, now holds a 19.75 per cent stake in Rosneft, Russia's largest oil company.

Commenting on the BP transaction, Rosneft President and Chairman of the Management Board Igor Sechin said:  "We are delighted to close this transaction ahead of schedule and would like to thank our partners in BP for their cooperation throughout the process. We welcome BP as a strategic investor in Rosneft and look forward to their involvement in forming the future strategic direction of the company through its representation on the Rosneft Board of Directors.

"We are closing the deal of acquiring BP's share in TNK-BP earlier than we previously planned and we want to thank our partners from BP for their cooperation throughout the process. We welcome BP as the major shareholder of Rosneft, which will take part in shaping the Company's strategy though its participation in the Board of Directors.

"We hope that BP's vast experience will allow us to maximize synergetic effect on several directions during the process of integration. This deal is a part of the current Rosneft strategy aimed at developing cooperation with the world biggest companies. We are sure that a transition to a new level of our relations will bring benefits not only to Rosneft and its shareholders, but also to Russian oil industry in general.

"We are glad that BP has made a decision to remain one of the biggest investors in the Russian economy, thus admitting vast prospects of Russia's oil and gas industry and Rosneft's big potential."

BP Group Chief Executive Robert Dudley said: "This is a historic day for BP in Russia. BP has invested in Russia for more than 20 years and for a decade we have been Russia's largest foreign investor through our involvement with TNK-BP. We aim to continue that success with today's transaction, which increases our stake in Rosneft and gives us a wonderful opportunity to forge a new partnership with a great Russian oil company.

"We hope to help Rosneft to deliver synergies through its acquisition of TNK-BP and to grow production and reserves through brownfield, greenfield and unconventional opportunities as Rosneft strengthens its position among the world's leading global energy companies."

BP Chairman Carl-Henric Svanberg said: "This is the beginning of a distinctive and exciting future consistent with our strategy to invest in Russia and leverage our unique expertise to create value for BP and our shareholders, for Rosneft and for Russia."

Robert Dudley has been nominated as a candidate to join the Rosneft Board of Directors ahead of completion of the transaction, which underscores the trust of Rosneft's shareholders. Electing Rosneft Board of Directors members is on the agenda of the Company's 2012 annual general meeting to be held on June 20, 2013.  Mr Dudley is also a member of Rosneft's steering committee on TNK-BP integration.

Rosneft and BP will now work together to support the integration of Rosneft and TNK-BP, ensuring the implementation of world-leading business and technological approaches.

In addition BP and Rosneft intend to identify possible opportunities for joint work on standalone projects, both in Russia and internationally.

Additional information:

•     Rosneft and BP initially agreed on the acquisition of BP's stake in TNK-BP in October 2012 and signed definitive and binding agreements in November 2012. Today's completion followed approval from the European Commission(EC) which was received on 8TH March. Approval from the Russian antimonopoly service (FAS) and from other competent regulatory authorities had been received previously.

•     BP initially invested around $8 billion in its 50 per cent interest in TNK-BP in 2003. Since then TNK-BP has grown its production by 41 per cent; has replaced its reserves by an average of 125 per cent a year; and has paid more than $190 billion in duties, taxes and excise to the Russian government.

Further enquiries:

Rosneft Information Division
Tel.: +7 (495) 411 54 20
Fax: +7 (495) 411 54 21
www.rosneft.com

BP Press Office, London +44 (0)207 496 4076, bppress@bp.com

These materials contain statements about future events and expectations that are forward-looking in nature. Any statement in these materials that is not a statement of historical fact is a forward-looking statement that involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements expressed or implied by such forward-looking statements to differ. We assume no obligations to update the forward-looking statements contained herein to reflect actual results, changes in assumptions or changes in factors affecting these statements.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 21 March, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary